

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2012

<u>Via E-mail</u>
Diana M. Hendricks
President and Chief Executive Officer
United People Power, Inc.
656 Ave. A, Suite 22
Boulder City, NV 89005

> **Re:** **United People Power, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 29, 2012**
> **File No. 333-178343**

Dear Ms. Hendricks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Effective August 14, 2012, the age of your financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X. Please update your financial statements and related disclosures, including your capitalization and dilution tables in your next amendment.

2. We note your responses to comments 3, 4 and 14. However, you have not filed the subscription agreement or re-filed the legal opinion as exhibits to the registration statement and you have not filed the Form D. We re-issue our prior comments.

Notes to the Financial Statements, page F-9

Note 2. Significant Accounting Policies, page F-9

Websites-Intangibles, page F-11

3. We have reviewed your response to prior comment 13 and have the following comments:

- Although you revised the valuation of your domain names to their historical audited cost basis, you have not included any disclosures regarding the error correction. Please revise your filing to include all disclosures required by ASC 250-10-50-7. Please also label each applicable heading in the financial statements "as restated."

- We note that you did not address the final bullet point in our previous comment. As such, considering your limited operating history, nominal revenues and non-intangible assets, and your disclosure on page F-12 indicating that your ability to renew your domain names is dependent on "sufficient revenue" levels, explain why you believe these domain names are expected to indefinitely contribute to your future cash flows. Please review the guidance in paragraphs 1-4 of ASC 350-30-35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume at (202) 551-3254 or Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jason Niethamer   for

Mara L. Ransom
Assistant Director

cc: Harold P. Gewerter, Esq.
       Harold P. Gewerter, Esq. Ltd.